**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68746 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                         MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___APTO PARTNERS, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___5 Cold Hill Road South, Suite 11___
(No. and Street)

| ___Mendham___ | ___NJ___ | ___07945___ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Juan Espinosa | 973-543-6600 | info@aptopartners.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___JVA Accountants & Advisors___
(Name – if individual, state last, first, and middle name)

| 15 Broadway | Denville | NJ | 07834 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/19/10 | | 5288 |
| --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>JUAN D. ESPINOSA</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>APTO PARTNERS, LLC</u>, as of <u>DECEMBER 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: PRESIDENT & CEO

JOSEF A JAKOSALEM
Notary Public - State of New Jersey
My Commission Expires Mar 28, 2024

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# APTO PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2021

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

# APTO PARTNERS, LLC

December 31, 2021

## Table of Contents



Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA

JVA ACCOUNTANTS & ADVISORS

"Building Your Future"

Licensed in:
New Jersey
Florida

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*To the Member of Apto Partners, LLC*
*Mendham, New Jersey*

## Opinion on the Financial Statements

*We have audited the accompanying statement of financial condition of Apto Partners, LLC (a New Jersey Limited Liability Company) as of December 31, 2021 and the related notes. In our opinion, the statement of financial condition and related notes referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.*

## Basis for Opinion

*The statement of financial condition and related notes are the responsibility of Apto Partners, LLC's management. Our responsibility is to express an opinion on Apto Partners, LLC's statement of financial condition and related notes based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Apto Partners, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.*

*We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition and related notes are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition and related notes, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition and related notes. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition and related notes. We believe that our audit provides a reasonable basis for our opinion.*

*We have served as Apto Partners, LLC's auditor since 2018.*

JVA Accountants & Advisors
Certified Public Accountants

*Palm Beach Gardens, FL*
*February 24, 2022*

PHONE: (561) 867-0345 | 5100 PGA BOULEVARD, SUITE 309 • PALM BEACH GARDENS, FL 33418
PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876
WWW.JVAFIRM.COM | WWW.JVAFIRMFL.COM

# APTO PARTNERS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2021

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 27,048 |
| Receivables from broker-dealers | | 411,562 |
| Securities owned, at fair value | | 7,995,800 |
| Fixed assets, net | | 195,733 |
| **TOTAL ASSETS** | $ | 8,630,143 |

### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 67,677 |
| Payables to broker-dealers | | 146,444 |
| Notes payable | | 72,132 |
| **TOTAL LIABILITIES** | | 286,253 |

### MEMBER'S EQUITY

| | | |
|---|---|---:|
| **TOTAL MEMBER'S EQUITY** | | 8,343,890 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 8,630,143 |

# APTO PARTNERS, LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2021

## 1. ORGANIZATION AND NATURE OF BUSINESS

Apto Partners, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker-dealer and clears all transactions through a clearing organization on a fully disclosed basis. The Company is a State of New Jersey Limited Liability Company.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-19 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company's services that fall within the scope of ASC 606 include investment banking income which includes securities transactions and underwriting fees. The implementation of this new accounting standard did not change the revenue recognition policy of the Company. See Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue from Contracts with Customers

Securities transactions and related revenues and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

### Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their economic useful lives, generally from three to thirty-nine years.

### Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are passed through to its member and taxed depending on the personal tax situation. Accordingly, the financial statements do not reflect a provision from income taxes. Distributions were primarily used to meet member's income tax obligations.

At December 31, 2021, there were no significant income tax uncertainties that would require financial statement recognition. In addition, no interest or penalties were recorded.

### Fair Value Measurements

The Company records the fair value of certain financial assets and liabilities on a recurring basis. The accounting standard for fair value provides a hierarchy to measure the quality and reliability of the information used to determine fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2021, all securities owned, which consists of corporate obligations and mutual funds, were valued using Level 1 inputs.

### Receivables/Payables to Broker-Dealers
Payables to broker-dealers represents netted trading profit/loss, interest income/expense, clearing charges, margin securities, and deposits with the clearing organization. The Company is required to maintain certain deposit amounts with the clearing organization depending on its clearing activities and as pursuant to the clearing agreement. At December 31, 2021, the Company's required deposit was $100,000.

### Cash and Cash Equivalents
The Company considers cash and cash equivalents amounts in demand deposit accounts at various financial institutions, investments in money market funds, and highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

### Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2022 and February 24, 2022, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.


## 3. CONCENTRATIONS OF CREDIT RISK

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation ("FDIC") insures only the first $250,000 in member banks. At December 31, 2021, the Company had no uninsured cash balance.


## 4. FIXED ASSETS, NET

Fixed assets, net consisted of the following:

|  | Year Ending December 31, 2021 |
|---|---|
| Land | $ 91,916 |
| Buildings | 116,984 |
| Equipment | 106,650 |
|  | 315,550 |
| Less accumulated depreciation | (119,817) |
| Fixed assets, net | $ 195,733 |


## 5. NOTES PAYABLE

The Company has a commercial mortgage agreement with a lender of $167,120 collateralized by a lien on the property owned by the Company. The scheduled maturity date on the borrowing is November 1, 2030 and bears interest at 4% per annum, adjusted every five years at an adjustable rate of 1.875% above the Federal Home Loan Bank of New York Fixed-Advance Rate for Five (5) Years. At December 31, 2021, the principal balance on the loan was $48,737.

The Company has a bank loan agreement with a lender of $101,650 collateralized by a lien on the equipment owned by the Company. The scheduled maturity date on the borrowing is April 23, 2023 and bears interest at 1.49% per annum. At December 31, 2021, the principal balance on the loan was $23,395.

The Company has a bank loan agreement with a lender of $47,500 subject to various Small Business Administration ("SBA") requirements. The scheduled maturity date on the borrowing is May 1, 2022 and bears interest at 0.98% per annum. Payments of principal and interest begin one month after the deferral period which ended August 16, 2021. The Company used the proceeds of the loan for the limited purposes that qualify for forgiveness under the SBA requirements. At December 31, 2021, the Company received loan forgiveness and the principal balance on the loan was $0.

The Company has a bank loan agreement with a lender of $39,500 subject to various Small Business Administration ("SBA") requirements. The scheduled maturity date on the borrowing is March 23, 2026 and bears interest at 0.98% per annum. Payments of principal and interest begin one month after the deferral period which ends July 7, 2022. The Company used the proceeds of the loan for the limited purposes that qualify for forgiveness under the SBA requirements. At December 31, 2021, the Company received loan forgiveness and the principal balance on the loan was $0.

The Company may, at any time and without obligation, make additional principal payments on the Notes.

|  | Year Ending December 31, 2021 |
| --- | --- |
| Notes payable | $ 72,132 |

Principal payments on notes payable year ending December 31,

| | |
| --- | --- |
| 2022 | $ 22,544 |
| 2023 | $ 11,224 |
| 2024 | $ 5,457 |
| 2025 | $ 5,697 |
| 2026 | $ 5,932 |
| Thereafter | $ 21,278 |

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $6,879,062 which was $6,779,062 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

## 7. RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) in that the Company as an introducing broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements as are customarily made and kept by clearing agent.

## 8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

<u>Investment Banking</u>

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2021, and were subsequently settled had no material effect on the financial statements as of that date.

## 9. OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis, in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.